November 16, 2007

Re:	Systems Management Solutions Inc. (“the Company”) Resubmission of Certifications 302 and 906 relating to Form 10-KSB for the year ended December 31, 2006, File No. 000-30803

Form 10-KSB for the year ended December 31, 2006

The Company is resubmitting the Certifications 302 and 906 relating to Form 10-KSB for the year ended December 31, 2006. The resubmission will include updated wording and dating that was requested by the SEC in a letter to the Company dated October 20, 2007. Below are the changes made to each of the certifications.

Exhibit 31

Request from SEC: In future filings, please 1) remove the reference to the certifying officer’s title in the introductory paragraph as the certification is to be made in a personal capacity, 2) refer to the document as “report” rather than “quarterly” or “annual” report and 3) refer to Systems Management Solutions, Inc. as “small business issuer” rather than “registrant”. Refer to Item 601(b)(31) of Regulation S-B.

Response: The Company has updated Exhibit 31 relating to December 31, 2006 and will do so for all future filings

Exhibit 32

Request from SEC: Please amend your 10-KSB to include section 906 certifications applicable to the 2006 Form 10-KSB. Your current certifications reference Form 10-KSB for the year ended December 31, 2005

Response: The Company will file an amended return to include section 906 certifications applicable to the 2006 Form 10-KSB

Sincerely,
Systems Management Solutions, Inc., a Nevada Corporation

/s/ Jim Karlak
James Karlak, President and Chief Executive Officer